Exhibit 99.1

REDWOOD TRUST PLANS C-CORPORATION CONVERSION AND PREFERRED-FOR-COMMON STOCK EXCHANGE OFFER AT A PREMIUM

Planned C-Corporation Conversion Estimated to Increase GAAP Book Value Per Share by $0.73-$0.77 in the Fourth Quarter of 2026, with Additional Benefits to Support Long-Term Growth

Exchange Offer Intended to Provide Income-Oriented Common Stockholders with a High Dividend Preferred Stock Investment Option

Exchange Offer Accretive to Book Value and Earnings Per Share

Company Adopts Tax Benefits Preservation Rights Plan to Protect Valuable Tax Assets

MILL VALLEY, CA – Redwood Trust, Inc. (NYSE: RWT; “Redwood”, “we”, “us” or the “Company”), a leader in expanding access to housing for homebuyers and renters, today announced that its Board of Directors (the “Board”) has unanimously approved a plan to discontinue the Company’s election to be treated as a real estate investment trust for U.S. federal income tax purposes (“REIT”) and convert to a taxable C-corporation, effective for the calendar year ending December 31, 2027 (the “C-corporation Conversion”).

Redwood also today announced plans for a preferred-for-common stock exchange offer designed to provide existing common stockholders, particularly those who prioritize current income, with an alternative way to participate in the Company's future (the “Exchange Offer”).

“Over the past year, and in light of the Company’s strategic transformation, the Board and management team have been actively reviewing Redwood’s organizational structure, balance sheet, capital allocation priorities and long-term strategic objectives with the assistance of independent financial and legal advisors,” said Greg H. Kubicek, Chair of the Board. “Today’s actions represent an important next step to enhance value and lower our cost of capital as part of the continued evolution of Redwood’s business model.”

C-Corporation Conversion Plan

The C-corporation Conversion plan is expected to deliver three principal economic benefits:

•	Greater flexibility to retain and reinvest earnings in the Company’s mortgage banking platforms. As part of the C-corporation Conversion plan, the Board is realigning the Company’s quarterly dividend policy to the level of $0.02 per common share – a level consistent with banks, asset managers and specialty finance companies with comparable operating models – allowing the Company to retain and reinvest a greater portion of its earnings. The new quarterly dividend policy is expected to become effective upon the Board’s declaration of the fourth quarter 2026 common stock dividend in December 2026.

•	A pathway to a more efficient financing structure and a lower cost of capital. A C-corporation structure, supported by greater earnings retention and a stronger balance sheet, will broaden the Company’s access to institutional unsecured debt and equity capital and provide greater flexibility in future financing arrangements.

•	More effective utilization of Redwood’s existing tax assets and lower tax liabilities in the near term. The C-corporation Conversion will allow the Company to use net operating loss carryforwards (“NOLs”) from its REIT-qualified businesses to offset taxes on earnings from its tax-paying businesses, which represent the vast majority of total earnings, effectively lowering the tax liabilities, and related cash expense, of the Company’s mortgage banking businesses over a multi-year period. Because of the utility the tax assets will have in this new structure, the Company expects to recognize an initial benefit to book value in the fourth quarter of 2026 of approximately $0.73 to $0.77 per share (estimated benefit as of September 30, 2026).

“Redwood has evolved into a premier mortgage credit platform, sourcing, aggregating and managing residential mortgage assets for a growing network of institutional capital partners,” said Christopher J. Abate, Chief Executive Officer of Redwood. “Our next chapter is about translating those competitive advantages into greater value for shareholders. With a new corporate structure and resilient core business, we are confident in our ability to lower our cost of capital, deepen access to accretive sources of financing, reduce leverage, compound earnings and book value, and create lasting value for shareholders.” Mr. Abate continued, “Our earnings announcement today noted that we have upsized our corporate secured financing facility and extended its maturity through March 2030, further strengthening our financing flexibility as we begin this new chapter.”

Exchange Offer Planned to Provide Income-Oriented Common Stockholders
with a High Dividend Preferred Stock Investment Option

The Company plans to launch the Exchange Offer during the week of November 9, 2026. The Exchange Offer will provide common stockholders the opportunity to exchange some or all of the Company common stock they hold for shares of a new issue of 11.00% Series B Preferred Stock of the Company (the “Series B Preferred Stock”). The Company currently plans to exchange $50 million of common stock for shares of Series B Preferred Stock, and may increase the size of the Exchange Offer if it is meaningfully oversubscribed.

•	The Exchange Offer is intended to provide common stockholders seeking a high level of continuing dividend income with an opportunity to exchange the shares of common stock they hold for shares of Series B Preferred Stock, which offer both dividend priority and seniority over common stock in Redwood's capital structure.

•	The Exchange Offer will be conducted through a modified Dutch auction, with the auction results determining the final exchange ratio of Series B Preferred Stock for Company common stock. We anticipate that exchanging common stockholders will receive Series B Preferred Stock with a face value greater than (i.e., a premium to) the value of the common stock exchanged.

•	The Series B Preferred Stock will have an 11% coupon rate, with the effective yield potentially enhanced by the final exchange ratio in the Exchange Offer.

•	The Company intends to apply to list the Series B Preferred Stock on the New York Stock Exchange.

Mr. Abate continued, “We know that some of our shareholders value the dividend that Redwood pays and we wanted to ensure they have an option to remain invested in the Company through our C-corporation transition process and continue to receive a high dividend. The Exchange Offer is designed to provide exchanging shareholders a preferred security with an effective yield of at least 11%, while allowing other common shareholders to remain fully invested in the growth of our platform and enterprise and benefit from the book value and earnings per share accretion that would result from this Exchange Offer.”

The Exchange Offer has not commenced. The final terms of the Exchange Offer will be announced at the formal launch of the Exchange Offer. This announcement is for informational purposes only and does not constitute an offer to buy, sell, or exchange securities or a solicitation of an offer to buy, sell or exchange securities. Any Exchange Offer will be made solely through definitive offering materials, which stockholders should carefully review when available.

MacKenzie will be the information agent for the Exchange Offer.  For inquiries regarding the Exchange Offer, please call 800-322-2885 or email RWT-MPI@mackenziepartners.com.

Protecting the Value of Redwood's Tax Assets

As part of the C-corporation Conversion, today the Board unanimously adopted a Tax Benefits Preservation Rights Plan (the “Rights Plan”) to help protect the Company’s ability to use its NOLs and other tax assets under Section 382 of the Internal Revenue Code of 1986, as amended (the “IRC”).

Redwood estimates that it currently has approximately $304 million of U.S. federal NOLs available to offset future taxable income following the C-corporation Conversion. The Company’s ability to use these NOLs would be substantially limited if the Company experienced an “ownership change” within the meaning of Section 382 of the IRC. The Board adopted the Rights Plan to help ensure that the NOLs are not impaired by changes to the Company’s stockholder base.

Under the Rights Plan, the rights generally become exercisable only if a person or group (an “acquiring person”) acquires ownership of 4.9% or more of Company common stock and certain other Company securities (the “Specified Threshold”), subject to certain exceptions. In that situation, each holder of a right (other than the acquiring person, whose rights will become void and will not be exercisable) will be entitled to purchase, at the then-current exercise price, shares of Company common stock at a 50% discount. The Board, at its option, may exchange each right (other than rights owned by the acquiring person that have become void) in whole or in part, at an exchange ratio of one share of Company common stock per outstanding right, subject to adjustment.

If a person or group’s ownership equals or exceeds the Specified Threshold at the time of today’s announcement of the Rights Plan, then that person’s or group’s existing ownership will be grandfathered. Grandfathered stockholders that hold in excess of 5.0% are permitted to acquire up to an additional 0.5%. In addition to the Rights Plan, our charter prohibits any person or group from acquiring “beneficial ownership” of our “capital stock” (as those terms are defined in our charter) in excess of 9.8% of our outstanding capital stock, absent a written waiver from the Board.

In order to further help protect the Company’s tax assets in connection with the planned Exchange Offer, the Company intends to incorporate restrictions on the level of ownership of the Series B Preferred Stock issued in the Exchange Offer, which will be disclosed at the formal launch of the Exchange Offer.

Additional information regarding the Rights Plan is contained in a Current Report on Form 8-K filed by the Company today with the U.S. Securities and Exchange Commission (the “SEC”).

Positioning Redwood's Common Stock for a Broader Investor Base

As part of the C-corporation Conversion, the Board has also unanimously approved a one-for-five reverse stock split (the “Reverse Stock Split”) of the Company’s common stock, which is scheduled to be effective at market open on January 4, 2027. The Reverse Stock Split is being effected to enhance the marketability of the Company’s common stock, broaden the Company’s appeal to investors and better align its share structure with Redwood's evolving business model. Additional information about the Reverse Stock Split is contained in a Current Report on Form 8-K filed by the Company today with the SEC. The Company will also announce additional details about the Reverse Stock Split prior to its effective date.

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The Company will provide additional detail on the C-corporation Conversion, the Rights Plan, and the Reverse Stock Split in connection with its third quarter 2026 results, which are also being published today after the close of the New York Stock Exchange, and during its third quarter 2026 earnings results conference call at 5:00 p.m. Eastern Time / 2:00 p.m. Pacific Time. Details for the earnings results conference call and webcast are available in the Investor Relations section of the Company’s website at www.redwoodtrust.com.

ABOUT REDWOOD TRUST

Redwood Trust, Inc. (NYSE: RWT) is a specialty finance company focused on several distinct areas of housing credit where we provide liquidity to growing segments of the U.S. housing market not well served by government programs. We deliver customized housing credit investments to a diverse mix of investors, through our best-in-class securitization platforms, whole-loan distribution activities, joint ventures and our publicly traded shares. We operate through three core residential housing-focused operating platforms — Sequoia, Aspire, and CoreVest — alongside our complementary Redwood Investments portfolio which is primarily composed of assets we source through these platforms. Redwood Investments also includes RWT Horizons®, our unified technology platform spanning internal AI innovation and strategic investments across the ecosystem, which supports our efforts to develop an AI-first operating model that enables compounding operational leverage and scalable growth. This reflects how we manage and organize our business and may differ from the manner in which our reportable segments are presented for financial reporting purposes.

Our goal is to provide attractive returns to shareholders through earnings and dividends, capital appreciation, and a commitment to technological innovation that facilitates risk-minded scale. Redwood Trust is internally managed and is currently structured as a real estate investment trust ("REIT") for tax purposes. The Company has announced a plan to transition to a C-corporation beginning with its 2027 tax year. For more information about Redwood, please visit our website at www.redwoodtrust.com or connect with us on LinkedIn.

Cautionary Statement; Forward-Looking Statements:

This press release and the related conference call contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding, the planned C-corporation Conversion, including its expected timing and effectiveness, and its anticipated benefits; the Company’s new quarterly dividend policy and its expected effective date, and the anticipated retention, use and reinvestment of earnings; the Company’s ability to utilize its NOLs and other tax assets, the estimated amount of such NOLs, expected reductions in taxes and the expected initial benefit to book value in the fourth quarter of 2026; the planned Exchange Offer, including its expected launch date, structure, terms, size, exchange-price range and price premium, and the terms of the Series B Preferred Stock; the Rights Plan and its ability to protect the Company’s tax assets; the expected timing, terms and effects of the Reverse Stock Split; and the Company’s business strategy, objectives and future financial performance. Forward-looking statements involve numerous risks and uncertainties. Redwood's actual results may differ from Redwood's beliefs, expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements are not historical in nature and can be identified by words such as “anticipate,” “estimate,” “will,” “should,” “could,” “would,” “may,” “expect,” “believe,” “intend,” “seek,” “plan” and similar expressions or their negative forms, or by references to strategy, plans, opportunities, or intentions. These forward-looking statements are subject to risks and uncertainties, including, among other things, those described in our Annual Report on Form 10-K for the year ended December 31, 2025 under the caption “Risk Factors”. Other risks, uncertainties, and factors that could cause actual results to differ materially from those projected may be described from time to time in reports we file with the SEC, including reports on Forms 10-K, 10-Q and 8-K. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Risks and Disclosures Related to the Planned Exchange Offer:

Additional terms and conditions of the planned Exchange Offer will be set forth in the Company’s definitive offering materials, which will be filed with the SEC and distributed to the Company’s common stockholders. If the number of shares of common stock tendered in the planned Exchange Offer exceeds the maximum amount of the planned Exchange Offer, the Company will exchange shares from tendering stockholders on a pro rata basis. Accordingly, there is no assurance that the Company will exchange all shares of a stockholder’s common stock tendered in the Exchange Offer. The Company may determine not to accept shares of common stock tendered in the Exchange Offer under various circumstances, as will be set forth in the definitive offering materials for the planned Exchange Offer. Further information about the planned Exchange Offer will be announced in future press releases and the definitive offering materials for the planned Exchange Offer.

The Company has not commenced the Exchange Offer described in this press release. This press release is not a recommendation, an offer to buy, sell, or exchange or a solicitation of an offer to buy, sell, or exchange any securities of the Company and the above statements are not intended to constitute an offer to participate in any exchange offer. The solicitation and the offer to exchange shares of common stock of the Company will be made pursuant to an offer to exchange and related materials that the Company intends to file with the SEC. At the time the planned Exchange Offer is commenced, the Company intends to file a Tender Offer Statement on Schedule TO containing an offer to exchange, forms of letters of transmittal and other documents relating to the planned Exchange Offer. The Company intends to distribute these documents to the common stockholders of the Company. These documents will contain important information about the planned Exchange Offer and stockholders of the Company are urged to read them carefully when they become available. Investors may obtain free copies of the Tender Offer Statement and other documents (when they become available) filed with the SEC at the SEC’s website at www.sec.gov or on the Company’s website at www.redwoodtrust.com.

The Company planning to rely on Section 3(a)(9) of the Securities Act of 1933 (the “Securities Act”) to exempt the planned Exchange Offer from the registration requirements of the Securities Act. Section 3(a)(9) provides that the registration requirements of the Securities Act will not apply to “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The Company has no current or planned contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the planned Exchange Offer.

CONTACT

Investor Relations

Phone: 866-269-4976

Email: investorrelations@redwoodtrust.com